SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 9, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|                    Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|                    No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated November 9, 2004, announcing Infineon Technologies AG’s fourth quarter and full year results for the 2004 financial year.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: November 9, 2004	By:	/s/ WOLFGANG ZIEBART
Dr. Wolfgang Ziebart
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL
Peter J. Fischl
Chief Financial Officer

News Release/Presseinformation

Infineon reports increased revenues and earnings for fourth quarter and fiscal year 2004

•	Fourth quarter revenues were Euro 1.99 billion, up 4 percent sequentially, reflecting higher sales in all segments, except Memory Products.
•	Net income in the fourth quarter was Euro 44 million, up from a net loss of Euro 56 million sequentially; fourth quarter EBIT increased to Euro 113 million, up from Euro 2 million in the prior quarter. EBIT was negatively affected by impairment and antitrust related charges of Euro 132 million in the fourth quarter compared to Euro 186 million in the prior quarter.
•	Fiscal year 2004 revenues were Euro 7.19 billion, up 17 percent year-on-year, reflecting higher demand in all segments but Wireline Communications.
•	Net income for fiscal year 2004 was Euro 61 million, up from a net loss of Euro 435 million last year; EBIT increased to Euro 256 million in fiscal year 2004, up from an EBIT loss of Euro 299 million in 2003, despite impairment and antitrust related charges of Euro 345 million in fiscal year 2004 compared to Euro 126 million in fiscal year 2003.
•	For fiscal year 2004, cash flow from operations increased to Euro 1.86 billion, up from Euro 730 million in 2003. Free cash flow in 2004 was Euro 206 million, significantly improved from a negative Euro 53 million in 2003.

In Euro million	3 months ended Sep 30, 2004	3 months ended June 30, 2004	+ /- in % sequential	3 months ended Sep 30, 2003	+/- in % year-on-year

Revenues	1,993	1,908	+4%	1,756	+13%

Net income (loss)	44	(56)	+++	49	-10%

EBIT	113	2	+++	67	+69%

Earnings (loss) per
share (in Euro)	0.06	(0.08)	+++	0.07	-14%

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

In the fourth quarter of fiscal year 2004, revenues increased in all logic segments. Growth was primarily driven by strong seasonal demand for mobile solution products of the Secure Mobile Solutions segment, as well as continued strength in the Automotive & Industrial segment. All Infineon segments other than Wireline Communications recorded improved EBIT for the quarter, due to increased productivity and higher sales volumes.

In Euro million	Year ended Sep 30, 2004	Year ended Sep 30, 2003	+/- in %

Revenues	7,195	6,152	+17%

Net income (loss)	61	(435)	+++

EBIT	256	(299)	+++

Earnings (loss) per share (in Euro)	0.08	(0.60)	+++

In fiscal year 2004, Infineon increased revenues sequentially in each quarter. This improvement was driven by steadily increasing sales volumes combined with a more stable pricing environment in all segments except Wireline Communications. In addition, significant manufacturing cost reductions were achieved, resulting in the EBIT improvement of Euro 555 million despite charges of Euro 209 million in connection with US and European DRAM antitrust investigations and related potential civil claims, and impairment charges of Euro 136 million. Corresponding charges for these items in fiscal year 2003 were Euro 126 million, principally for impairment. In fiscal year 2004, the company’s effective tax rate increased mainly due to higher non-deductible expenses and additional valuation allowances.

“We were able to strongly increase revenues and operating cash flow during the last fiscal year but are not satisfied with the earnings,” said Dr. Wolfgang Ziebart, CEO and President of Infineon Technologies AG. “Our primary goal for the upcoming years is to improve productivity and increase efficiency while containing our cost base. I am convinced of Infineon’s extraordinary know-how, innovational strengths, and the competence of our employees. These factors, combined with the competitive position we currently have, provide a solid base to achieve this goal.”

Improved cash flow in fiscal year 2004

Free cash flow in fiscal year 2004 significantly improved to Euro 206 million, increasing from a negative Euro 53 million in the previous year. The improved free cash flow re-

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

flected an increase in cash flows generated from operations in fiscal year 2004 to Euro 1.86 billion compared to Euro 730 million in 2003, partially offset by cash used for investing activities increasing to Euro 1.65 billion (excluding net purchases of marketable securities) in fiscal year 2004, up from Euro 783 million in 2003. Infineon’s net cash position at the end of fiscal year 2004 amounted to Euro 548 million, increasing from Euro 261 million as of September 30, 2003. During the year, the company redeemed a notional amount of Euro 360 million of the subordinated convertible bonds, due 2007.

In the fourth quarter of fiscal year 2004, free cash flow decreased to Euro 70 million from Euro 146 million in the previous quarter, principally reflecting increased capital expenditures.

Employee Data

As of September 30, 2004, Infineon had approximately 35,600 employees worldwide, including approximately 7,200 engaged in Research and Development.

Outlook for the first quarter of fiscal year 2005

Infineon sees signs of a slowdown in several of its application segments during the first quarter of fiscal year 2005. In these markets, inventory levels have gone up as compared to the previous quarters. On average, industry experts forecast a reduction of the rate of growth of the worldwide semiconductor market from nearly 30 percent based on US dollars during calendar year 2004 to a single-digit rate of growth during calendar year 2005. This projection implies stagnation in the industry when looking at sequential average growth for the quarters of fiscal year 2005.

“During fiscal year 2004, we were able to benefit from the improved market conditions in the worldwide semiconductor industry. Without the impairment and antitrust related charges, fiscal year 2004 would have been more profitable for Infineon,” commented Dr. Ziebart. “In fiscal year 2004, we showed a revenue improvement for every quarter. But now we have to prepare ourselves for a slowdown.”

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

Business groups fourth quarter and fiscal year performance as well as outlook

Automotive &Industrial (AI)

In Euro million	3 months ended Sep 30, 2004	3 months ended June 30, 2004	+ /- in % sequential	3 months ended Sep 30, 2003	+/- in % year-on-year

Revenues	501	473	+6%	414	+21%

EBIT	76	64	+19%	39	+95%

The sequential revenue increase resulted in another all-time high in revenues, and was mostly due to increased sales of products for power management & supply, high power applications and sensors. The sequential EBIT increase reflected primarily higher sales volumes in absolute figures. These results include the silicon discretes and tuner IC business transferred from the Secure Mobile Solutions segment as of the fourth quarter of fiscal year 2004.

In Euro million	Year ended Sep 30, 2004	Year ended Sep 30, 2003	+/- in %

Revenues	1,820	1,634	+11%

EBIT	244	187	+30%

In fiscal year 2004, revenues increased in both the Automotive business, with growth in sales of power semiconductors and sensors, as well as in the areas of high power and power management & supply in the Industrial business. EBIT in fiscal year 2004 improved, mostly due to higher sales volumes and improved productivity.

Automotive & Industrial segment outlook for the first quarter of fiscal year 2005

In the automotive industry, Infineon anticipates continuing price pressure and no major market changes in demand for semiconductors. For the Industrial segment, the company sees a slightly weaker market. Due to these developments in combination with seasonal effects, Infineon expects a slight reduction in revenues and earnings in the first quarter of fiscal year 2005.

Wireline Communications (COM)

In Euro million	3 months ended Sep 30, 2004	3 months ended June 30, 2004	+ /- in % sequential	3 months ended Sep 30, 2003	+/- in % year-on-year

Revenues	114	104	+10%	122	-7%

EBIT	(110)	(35)	—	(8)	—

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

The sequential revenue increase was mainly driven by higher sales of broadband access ADSL products. The EBIT loss increased sequentially mainly due to impairment charges of Euro 80 million, predominantly related to the company’s acquisition of Catamaran Communications, Inc. in August 2001.

In Euro million	Year ended Sep 30, 2004	Year ended Sep 30, 2003	+/- in %

Revenues	434	459	-5%

EBIT	(179)	(188)	+5%

In fiscal year 2004, higher sales in the broadband access ADSL business did not fully offset lower revenues from VDSL products, the traditional telecom business and fiber optics. The EBIT increase was mainly due to continuing cost reductions. Both fiscal years were impacted significantly by impairment charges.

COM segment outlook for the first quarter of fiscal year 2005

Due to continuing pricing pressure and marketplace inventory corrections, especially in the Asian market, Infineon does not expect growth in the first quarter of fiscal year 2005. EBIT loss of Wireline Communications is expected to be significantly reduced if and when the sale of the fiber optics business to Finisar Corporation is closed.

Secure Mobile Solutions (SMS)

In Euro million	3 months ended Sep 30, 2004	3 months ended June 30, 2004	+ /- in % sequential	3 months ended Sep 30, 2003	+/- in % year-on-year

Revenues	508	467	+9%	409	+24%

EBIT	47	41	+15%	9	+++

The sequential revenue improvement was mainly driven by higher demand for mobile solutions. Mobile phone manufacturers have aggressively purchased components in anticipation of a strong holiday season. The sequential EBIT increase was mostly due to higher sales volumes, especially of chips for mobile solutions. In the fourth quarter, Infineon’s silicon discretes and tuner IC business was transferred to the Automotive & Industrial segment.

In Euro million	Year ended Sep 30, 2004	Year ended Sep 30, 2003	+/- in %

Revenues	1,790	1,403	+28%

EBIT	124	(65)	+++

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

In fiscal year 2004, revenues increased significantly, mainly due to higher demand for mobile solutions and security products, combined with a slower rate of price decline compared to the prior fiscal year. EBIT improved strongly, mostly due to higher revenues compared to the prior year, and because of the strong reduction of losses of the Microelectronics business, which Infineon acquired from Ericsson in 2002 and restructured in 2003.

Secure Mobile Solutions segment outlook for the first quarter of fiscal year 2005

With signs of a slowdown and higher marketplace inventories, especially in the Asian mobile phone market, customers have started to significantly slow down new orders. Infineon therefore anticipates a significant reduction in revenues for the first quarter of fiscal year 2005 resulting in lower capacity utilization and margin pressure. As market research institutes predict a slowdown in growth of the mobile phone market for the calendar year 2005, Infineon is cautious about the development of sales volumes and expects lower utilization rates in manufacturing throughout the 2005 fiscal year.

Memory Products (MP)

In Euro million	3 months ended Sep 30, 2004	3 months ended June 30, 2004	+ /- in % sequential	3 months ended Sep 30, 2003	+/- in % year-on-year

Revenues	807	811	—	765	+5%

EBIT	149	(50)	+++	134	+11%

The slight sequential revenue decrease of the Memory Products segment was mainly caused by lower average chip prices and a weakening of the US dollar compared to the previous quarter, which could not be completely compensated by higher sales volumes. The significant sequential EBIT increase in the fourth quarter of fiscal year 2004 was partly driven by higher bit shipments in combination with cost reductions attributable to the implementation of 110-nanometer technology that exceeded the price decline during the quarter. In the third quarter of fiscal year 2004, the EBIT loss included charges of Euro 184 million in connection with DRAM antitrust investigations.

On September 15, 2004, the company agreed to pay a fine of US dollar 160 million as part of the settlement of an antitrust investigation by the US Department of Justice, which had been accrued for in the third quarter of fiscal year 2004. The com-

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

pany is also subject to an inquiry by the European Commission with respect to practices in the European market for DRAM memory products. In accordance with US GAAP, the company has established additional reserves in the fourth quarter of fiscal year 2004 of Euro 18 million to cover mainly legal costs and the minimum fine that the company believes the European Commission might impose. In total, Infineon had to absorb charges in the amount of Euro 209 million in fiscal year 2004, to cover settlement payments as well as legal expenses for the antitrust matters.

In Euro million	Year ended Sep 30, 2004	Year ended Sep 30, 2003	+/- in %

Revenues	2,926	2,485	+18%

EBIT	169	31	+++

In fiscal year 2004, the significant increase of revenues was mostly due to higher sales volumes compared to the previous year. The year-on-year EBIT increase was primarily achieved by further cost reductions as well as higher bit shipments, despite an increase in charges in connection with DRAM antitrust investigations by Euro 181 million and a lower average US dollar-to-euro exchange rate during fiscal year 2004 compared to the previous fiscal year.

Memory Products segment outlook for the first quarter of fiscal year 2005

For the first quarter of fiscal year 2005, Infineon expects business in line with normal seasonal demand. Based on additional capacities from its Inotera joint venture, and foundry partners, Infineon anticipates an increase of bit production.

Other Operating Segments

In Euro million	3 months ended Sep 30, 2004	3 months ended June 30, 2004	+ /- in % sequential	3 months ended Sep 30, 2003	+/- in % year-on-year

Revenues	54	45	+20%	40	+35%

EBIT	(33)	(3)	—	(26)	-27%

In Euro million	Year ended Sep 30, 2004	Year ended Sep 30, 2003	+/- in %

Revenues	196	139	+41%

EBIT	(58)	(49)	-18%

The increase of the EBIT loss in the fourth quarter of fiscal year 2004, compared to the third quarter, was mainly due to higher impairment charges for terminated venture capital activities.

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

Corporate and Reconciliation

In Euro million	3 months ended Sep 30, 2004	3 months ended June 30, 2004	+ /- in % sequential	3 months ended Sep 30, 2003	+/- in % year-on-year

Revenues	9	8	+13%	6	+50%

EBIT	(16)	(15)	-7%	(81)	+80%

In Euro million	Year ended Sep 30, 2004	Year ended Sep 30, 2003	+/- in %

Revenues	29	32	-9%

EBIT	(44)	(215)	+80%

The significant year-on-year increase of both quarterly and yearly EBIT was mainly due to improved capacity utilization.

For major business highlights of Infineon’s segments in the fourth quarter and fiscal year 2004, click http://www.infineon.com/news/

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

FINANCIAL INFORMATION
According to US GAAP – Unaudited

Consolidated Statements of Operations

	3 months ended			12 months ended
in Euro million	30.09.03	30.06.04	30.09.04	30.09.03	30.09.04

Net sales	1,756	1,908	1,993	6,152	7,195
Cost of goods sold	(1,208)	(1,213)	(1,238)	(4,614)	(4,670)

Gross profit	548	695	755	1,538	2,525

Research and development expenses	(297)	(308)	(331)	(1,089)	(1,219)
Selling, general and administrative expenses	(185)	(194)	(174)	(679)	(718)
Restructuring charges, net	(13)	(5)	(2)	(29)	(17)
Other operating expense, net	(17)	(183)	(75)	(85)	(257)

Operating (loss) income	36	5	173	(344)	314

Interest (expense) income, net	(32)	(24)	14	(52)	(41)
Equity in (losses) earnings of associated companies	(6)	—	(18)	18	(14)
Gain (loss) on associated company share issuance	—	—	1	(2)	2
Other income (expense), net	32	(6)	(54)	21	(64)
Minority interests	5	3	11	8	18

Income (loss) before income taxes	35	(22)	127	(351)	215

Income tax benefit (expense)	14	(34)	(83)	(84)	(154)

Net income (loss)	49	(56)	44	(435)	61

Earnings (loss) per share (EPS)
Shares in million

Weighted average shares outstanding - basic	721	748	748	721	735

Weighted average shares outstanding - diluted	732	748	748	721	737

Earnings (loss) per share - basic and diluted (in Euro)	0.07	(0.08)	0.06	(0.60)	0.08

EBIT

Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments.

EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			12 months ended
in Euro million	30.09.03	30.06.04	30.09.04	30.09.03	30.09.04

Net (loss) income	49	(56)	44	(435)	61
- Income tax (benefit) expense	(14)	34	83	84	154
- Interest expense (income), net	32	24	(14)	52	41

EBIT	67	2	113	(299)	256

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

Segment Results

	3 months ended			12 months ended
Net sales in Euro million	30.09.03 *	30.09.04	+/- in %	30.09.03 *	30.09.04	+/- in %

Wireline Communications	122	114	(7)	459	434	(5)
Secure Mobile Solutions	409	508	24	1,403	1,790	28
Automotive and Industrial	414	501	21	1,634	1,820	11
Memory Products	765	807	5	2,485	2,926	18
Other	40	54	35	139	196	41
Corporate and Reconciliation	6	9	50	32	29	(9)

Infineon consolidated	1,756	1,993	13	6,152	7,195	17

	3 months ended			12 months ended
EBIT in Euro million	30.09.03 *	30./09.04	+/- in %	30.09.03 *	30.09.04	+/- in %

Wireline Communications	(8)	(110)	—	(188)	(179)	5
Secure Mobile Solutions	9	47	+++	(65)	124	+++
Automotive and Industrial	39	76	95	187	244	30
Memory Products	134	149	11	31	169	+++
Other	(26)	(33)	(27)	(49)	(58)	(18)
Corporate and Reconciliation	(81)	(16)	80	(215)	(44)	80

Infineon consolidated **	67	113	69	(299)	256	+++

*	Prior period segment results are reclassified to be consistent with the current period presentation and organizational structure.
**	Includes acquisition related expenses (amortization of acquired intangible assets, deferred compensation and in-process R&D) of Euro 13 million and Euro 78 million for the three months ended 30.09.2003 and 30.09.2004 (primarily SMS and COM), respectively, as well as Euro 112 million and Euro 111 million for financial years ended 30.09.2003 and 30.09.2004, respectively (primarily SMS and COM).

	3 months ended
Net sales in Euro million	30.06.04 *	30.09.04	+/- in %

Wireline Communications	104	114	10
Secure Mobile Solutions	467	508	9
Automotive and Industrial	473	501	6
Memory Products	811	807	—
Other	45	54	20
Corporate and Reconciliation	8	9	13

Infineon consolidated	1,908	1,993	4

	3 months ended
EBIT in Euro million	30.06.04 *	30.09.04	+/- in %

Wireline Communications	(35)	(110)	—
Secure Mobile Solutions	41	47	15
Automotive and Industrial	64	76	19
Memory Products	(50)	149	+++
Other	(3)	(33)	—
Corporate and Reconciliation	(15)	(16)	(7)

Infineon consolidated **	2	113	+++

*	Prior period segment results are reclassified to be consistent with the current period presentation and organizational structure.
**	Includes acquisition related expenses of Euro 17 million and Euro 78 million for the three months ended 30.06.2004 and 30.09.2004, respectively (primarily SMS and COM).
For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

Regional Sales Development

	12 months ended
Regional sales in %	30.09.03	30.09.04

Germany	25%	23%
Other Europe	18%	18%
North America	23%	21%
Asia / Pacific	29%	32%
Japan	4%	5%
Other	1%	1%

Total	100%	100%

Europe	43%	41%

Outside-Europe	57%	59%

Consolidated Balance Sheets

in Euro million	30.09.03	30.09.04

Assets
Current assets:
Cash and cash equivalents	969	608
Marketable securities	1,784	1,938
Trade accounts receivable, net	876	1,056
Inventories	959	960
Deferred income taxes	113	140
Other current assets	675	590

Total current assets	5,376	5,292

Property, plant and equipment, net	3,817	3,587
Long-term investments, net	425	708
Restricted cash	67	109
Deferred income taxes	705	541
Other assets	485	627

Total assets	10,875	10,864

in Euro million	30.09.03	30.09.04

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	149	571
Trade accounts payable	877	1,098
Accrued liabilities	577	555
Deferred income taxes	39	16
Other current liabilities	562	630

Total current liabilities	2,204	2,870

Long-term debt	2,343	1,427
Deferred income taxes	32	21
Other liabilities	630	568

Total liabilities	5,209	4,886

Total shareholders’ equity	5,666	5,978

Total liabilities and shareholders’ equity	10,875	10,864

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

Consolidated Statements of Cash Flows

in Euro million	3 months ended			12 months ended
	30.09.03	30.06.04	30.09.04	30.09.03	30.09.04

Net cash provided by operating activities	442	506	568	730	1,857

Net cash used in investing activities	(255)	(34)	(900)	(1,522)	(1,809)

Net cash provided by (used in) financing activities	(45)	(334)	(154)	562	(409)

Net increase (decrease) in cash and cash equivalents	142	138	(486)	(230)	(361)

Depreciation and amortization	364	329	334	1,437	1,320

Purchases of property, plant and equipment	(195)	(271)	(423)	(872)	(1,163)

Gross and Net Cash Position

Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since restricted cash no longer includes amounts for the repayment of debt, the gross and net cash positions exclude restricted cash. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the company’s overall liquidity. The gross and net cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

in Euro million	30.09.03	30.06.04	30.09.04

Cash and cash equivalents	969	1,094	608
Marketable securities	1,784	1,536	1,938

Gross Cash Position	2,753	2,630	2,546

Less: short-term debt	149	174	571
long-term debt	2,343	2,060	1,427

Net Cash Position	261	396	548

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing.

The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

in Euro million	3 months ended			12 months ended
	30.09.03	30.06.04	30.09.04	30.09.03	30.09.04

Net cash provided by operating activities	442	506	568	730	1,857
Net cash used in investing activities	(255)	(34)	(900)	(1,522)	(1,809)
Thereof: Purchase (sale) of marketable securities, net	201	(326)	402	739	158

Free cash flow	388	146	70	(53)	206

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

Press and Analyst telephone conferences information

Infineon Technologies will host a press conference on November 9, 2004, 11:30 a.m. Central European Standard Time (CET), 5:30 a.m. Eastern Standard Time (U.S. EST). It can be followed in German and English over the Internet. In addition, the Infineon Management Board will conduct a telephone conference (English only) with analysts and investors at 1:30 p.m. (CET), 7:30 a.m. (U.S. EST), to discuss operating performance of the fourth quarter and fiscal year 2004. Both the conferences will be available live and for download on Infineon’s web site at http://www.infineon.com.

D I S C L A I M E R

This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

For the Finance and Business Press: INFXX200411.013e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com